Exhibit C
TELEFONICA, SA June 23, 2009 Acquisition of Telefonica de Argentina S.A.'s Shares Held by Minority Shareholders Transaction Rationale & Determination of Offered Price

01 Decree and transaction rationale 02 Selected valuation methods 03 Previous transactions involving Telefonica Group 04 Price offered 05 Price offered vs market price 06 Annex Table of Contents

According to Decree 677, upon receipt of notice from a minority shareholder requesting that the controlling shareholder purchase its shares, the controlling shareholder has three options: Both, the Public Tender Offer and the "Declaration of Acquisition" must be addressed to all shareholders and must be at a fair price. 01 Decree 677/01: Transparency in Public Offerings Regime Accept Refuse TRIGGERING NOTICE Petitioning shareholder may have its, but only its, shares judicially sold to the controlling shareholder at a fair price determined by an Argentinean court Public Tender Offer (voluntary for minority shareholders) "Declaration of Acquisition" (mandatory for minority shareholders)

Via the "Declaration of Acquisition" (Decree 677), TEF could provide liquidity to TAR's minority shareholders, offering them an exit at a fair price. Other alternatives do not assure the same benefits for all parts. As a consequence, TAR shares would be delisted from both BCBA and NYSE (ADSs). Permits the rationalization of certain structures currently in place for public companies Permits additional flexibility. 01 Transaction Rationale TAR will still be under supervision of the SEC and CNV, and required to file some information until maturity of its bonds (2010 and 2011). Currently TAR's listing does not serve as an appropiate source of financing nor as an acquisition "currency". The current TAR market price does not necessarily reflect the company's true value because of low trading volume. TEF currently incurs the costs associated with listing in BCBA and NYSE. On April 27, 2009, TEF received a request from a TAR minority shareholder to purchase its stake. After analyzing the alternatives available under Decree 677 and taking into account the following factors: DELISTING MARKET PRICE AND TRADING VOLUME .... TEF decided to issue a "Declaration of Acquisition" for TAR's minority shares at a "fair price." This alternative is considered to be the most beneficial choice for TAR, the minority shareholders, and TEF given that the other 2 choices do not meet the goals described above.

02 Selected valuation methods Following methods have been considered: DCF Valuation ("Going Concern") An internationally accepted method for valuing a company with stable and predictable cash flows. It considers the operational aspects of the company and the market it operates in. A "minority interest" discount has not been applied to the resulting value. Liquidation Value This calculation has been discarded since TAR is a going concern and the value obtained would be inferior to that obtained via DCF given that future revenues are expected. Tender Offer / Share Issue None of the above with respect to TAR has occurred during the last 12 months. Multiples Valuations of comparable Latin American companies have been analyzed. Analysts' recommendations Analyst reports and recommendations made with respect to TAR during the 2008 & 2009 have been taken into account Book Value Equity value (based on TAR's Balance Sheet dated 03/31/09) equalled 2,607 million ARS equivalent to USD 702 million (0.37 ARS per share & 0.10 USD per share), much lower than the valuations obtained via other methods (including the market price). Hence this method was discarded. Average Market price (over 180 days) Average market price on the BCBA over the last 180 days is 0.729 ARS per share, which is the minimum value required by Decree 677.

USD / share ARS / share 2 Projections in ARS CAGR Revenues ('09-'13): 13.5% OIBDA Margin1 (avg 10-13): 32.4% Capex / Revenues (avg 10-13): 16.6% Terminal Value Capex / Revenues 13.5% OIBDA Margin1 34.1% Growth rate (USD) 3.0% WACC (USD) 14.4% FCF Terminal Value Net Debt Equity by DCF Este 546 546 1534 0 Oeste 0 1232 0 Norte 0 0 243 0 0 0 1534 551 1,360 (232) 1,679 USD Million 02 DCF Valuation Summary FV / EBITDA 2009: 4.2 x Equity (USD Mill.) 1 OIBDA after Management / Brand Fee 2 FX 3.7708 ARS/USD. As of 06/19/09. DCF valuation range is 0.79 - 1.06 ARS/share. For more details refer to annex.

02 Multiples - Comparable Companies in Latin America Public fixed telecom operators have been considered. Market and business conditions in Mexico are not comparable to Argentina, due to different key macroeconomic and financial factors (country risk, etc), and to a different regulatory environment. GVT is a niche, growing operator, hence it can not be directly compared to TAR. Telecom Argentina multiples are much lower than TAR valuation and market multiples. TAR multiples are in line with current market price. As a result of the above, it is considered that a valuation under this method would not necessarily reflect a meaningful value, since it does not consider the operational aspects of TAR and Argentina. Source: benchmark report IR

02 Latin America Fixed Telecom Transactions 2008-09 Due to changes in macroeconomic conditions worldwide, transactions from previous years were not taken into account. Each of the transactions above has it own particular characteristics, and therefore none of such transactions are directly comparable to the transaction with respect to TAR.

02 Analysts' recommendations (*) Equivalent BCBA price in USD per "ADS" Source: Analyst reports

03 Previous transactions with TAR (*) Equivalent BCBA price in USD per "ADS" (* )

DCF Este 1460 Oeste 504 Norte 04 Offered Price Minimum DCF Valuation ARS 0.7882 = USD 0.2090 (USD 1,460 mill) Maximum DCF Valuation ARS 1.0604 = USD 0.2812 (USD 1,964 mill) Equity Value (USD mill) USD/ share 0.215 0.229 0.243 0.258 Current Market Price BCBA(**) ARS 0.9600 = USD 0.2546 Offered Price ARS 1.00 = USD 0.2674 Equity (DCF Valuation) ARS 0.9063 = USD 0.2403 (USD 1,679 mill) Mid point DCF Valuation Current Market Price Offered Price DCF Valuation range Last year Market Price (BCBA) Max 1.00 ARS/share Min 0.31 ARS/share Average over 180 days 0.729 ARS/share(**) (Minimum required by Decree 677) ARS/ share (*) 0.810 0.864 0.918 0.972 (*) TC Spot = 3.7708 ARS/USD (06/19/09) (**) As of June 19, 2009. NYSE Market Price was 10.25 USD/ADR equivalent to 0.966 ARS/share. 0.272 1.026 +4% Once the result of the relevant valuation methodologies were analyzed, the following factors were applied to reach the offered price: Considering the current market price (which falls within the DCF Valuation range), and the average market price over the last 180 days is -24% below the current price, TEF decided to offer a 4% premium over the market price as of June 19, 2009. Hence, the proposed fair price is 1.00 ARS per share, and the resulting amount to be paid for the 1.8% stake (126 million shares) is 126 million ARS or 33 million USD. The amount to be paid is approximately +3 million USD higher than the amount of mid point DCF valuation, and +0.9 million USD higher than the maximum DCF valuation. 0.286 1.080 0.200 0.756

05 Price Offered vs Market Price (June 19, 2009)

ANNEX

DCF Valuation: Free Cash Flow

DCF Valuation: Sensitivity Analysis

WACC For WACC calculation it is assumed an 30% Debt / (Debt+Equity) long term ratio. Cost of debt Risk free rate of 3.75% + credit spread of 7.49% based on TARs bonds outsanding maturing ago'11, adjusted by 10Y-2Y curve. Cost of equity Beta: assumes Debt / (Debt+Equity) ratio with current TAR capital structure. Country Risk: EMBI average of last 2 years: 8.85% (as an assumption of future risk).

Market Price BCBA & NYSE Receipt of triggering notice: April 27, 2009 Last price since triggering notice is higher than 180 days average (minimum required to be offered): 180 days average as of June 19, 2009: 7.29 ARS / 10 shares 180 days average on April 27, 2009: 5.70 ARS / 10 shares Last price BCBA June 19, 2009: 9.60 ARS / 10 shares (face value 0.1 ARS) Last price NYSE June 19, 2009: USD 10.25 / ADR equivalent to 9.66 ARS / 10 shares

BCBA y NYSE Market Price - Since receipt of triggering notice

TAR shares vs Local Market and Telecom Argentina (BCBA)

TAR shares vs US Market and Telecom Argentina (NYSE)